245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 30, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Aberdeen Street Trust (the trust): File Nos. 033-43529 and 811-06440

Fidelity Advisor Freedom 2005 Fund

Fidelity Advisor Freedom 2010 Fund

Fidelity Advisor Freedom 2015 Fund

Fidelity Advisor Freedom 2020 Fund

Fidelity Advisor Freedom 2025 Fund

Fidelity Advisor Freedom 2030 Fund

Fidelity Advisor Freedom 2035 Fund

Fidelity Advisor Freedom 2040 Fund

Fidelity Advisor Freedom 2045 Fund

Fidelity Advisor Freedom 2050 Fund

Fidelity Advisor Freedom 2055 Fund

Fidelity Advisor Freedom 2060 Fund

Fidelity Advisor Freedom Income Fund

Fidelity Freedom 2005 Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2045 Fund

Fidelity Freedom 2050 Fund

Fidelity Freedom 2055 Fund

Fidelity Freedom 2060 Fund

Fidelity Freedom Income Fund (the fund(s))

Post-Effective Amendment No. 82

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 82 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds:

Fidelity Advisor Freedom 2005 Fund Class Z6

Fidelity Advisor Freedom 2010 Fund Class Z6

Fidelity Advisor Freedom 2015 Fund Class Z6

Fidelity Advisor Freedom 2020 Fund Class Z6

Fidelity Advisor Freedom 2025 Fund Class Z6

Fidelity Advisor Freedom 2030 Fund Class Z6

Fidelity Advisor Freedom 2035 Fund Class Z6

Fidelity Advisor Freedom 2040 Fund Class Z6

Fidelity Advisor Freedom 2045 Fund Class Z6

Fidelity Advisor Freedom 2050 Fund Class Z6

Fidelity Advisor Freedom 2055 Fund Class Z6

Fidelity Advisor Freedom 2060 Fund Class Z6

Fidelity Advisor Freedom Income Fund Class Z6

Fidelity Freedom 2005 Fund Class K6

Fidelity Freedom 2010 Fund Class K6

Fidelity Freedom 2015 Fund Class K6

Fidelity Freedom 2020 Fund Class K6

Fidelity Freedom 2025 Fund Class K6

Fidelity Freedom 2030 Fund Class K6

Fidelity Freedom 2035 Fund Class K6

Fidelity Freedom 2040 Fund Class K6

Fidelity Freedom 2045 Fund Class K6

Fidelity Freedom 2050 Fund Class K6

Fidelity Freedom 2055 Fund Class K6

Fidelity Freedom 2060 Fund Class K6

Fidelity Freedom Income Fund Class K6

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectuses and SAIs contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of March 31, 2017. We request your comments by March 1, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group